

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Chris Kiper
Principal
Legion Partners, LLC
12121 Wilshire Blvd.
Suite 1210
Los Angeles, CA 90025

> **Re: GUESS INC**
> **PREC14A filed March 16, 2022**
> **Filed by Legion Partners Holdings, LLC et al.**
> **SEC File No. 1-11893**

Dear Mr. Kiper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 16, 2022 by Legion Partners Holdings, LLC et al.

Reasons for the Solicitation, page 8

1. Revise to fully explain the basis for the assertion: "[I]t appears that following a bike accident in the summer of 2020, Maurice was unable to perform his duties as a director for nearly a year..." For example, if you are alleging that Maurice Marciano did not attend Board meetings, either virtually or in person, for a year, revise to so state. If you allege that he did not attend some Board meetings during that year as a result of his accident, please explain. We note that disclosure on page 11 appears to indicate that Maurice Marciano did attend some Board meetings in 2021.

2. Provide a source for the assertion at the end of the first paragraph on page 9 that 4 additional individuals alleged sexual harassment by Paul Marciano in 2021.

3. Explain the basis for your statement on page 11 that "Guess has moved beyond dependence on the Marciano brothers" and that "their continued presence no longer makes sense." Besides having a "strong CEO," detail what functions previously served by the Marciano brothers are now being handled effectively by others (in your view).

<u>Votes Required for Approval - Election of Directors, page 16</u>

4. We note the disclosure here about the Company's director resignation policy. Balance that disclosure by noting that since you are not proposing an alternate slate of nominees, a plurality voting standard will apply to the election of directors and the Company's nominees will be elected even if they receive only a single vote. Include the same revised disclosure under "Election of Directors" on page 12.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions